Exhibit 99.1

August 23, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 34.4% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the second quarter of 2013, as published on August 23, 2013.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

FIRST HALF RESULTS SHOW A CONTINUED STRONG OPERATIONAL PERFORMANCE AND

SOLID PROGRESS IN THE GROUP’S STRATEGY FOR GROWTH

~ Gross rental income for the half year surpasses €100 million ~

Ad hoc announcement – Jersey, 23 August 2013. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its interims results for the second quarter and six months to 30 June 2013.

Financial Highlights:

•	Gross rental income (“GRI”) increased by 5.2% to €101.1m (6M 2012: €96.2m), with an increase in EPRA like-for-like GRI of 3.9% to €99.7m (6M 2012: €95.9m)

•	Net rental income (“NRI”) increased by 4.9% to €96.3m (6M 2012: €91.7m), with an increase in EPRA like-for-like NRI of 3.6% to €94.8m (6M 2012: €91.5m)

•	Operating margin remained stable at 95.2%, slightly ahead of management expectations for the full year (6M 2012: 95.4%)

•	EPRA occupancy rates unchanged at 98%

•	EBITDA, excluding revaluation, disposals and impairments increased by 6.8% to €81.3m (6M 2012: €76.1m)

•

Profit before taxation was €61.7m, compared to €90.9m for the first half of 2012, with the change primarily due to a non cash €7.5 million upwards revaluation of the portfolio compared to €33.0 million for the first half of last year

•	Company adjusted EPRA earnings per share increased by 4.1% to 17.7 cents (6M 2012: 17.0 cents)

•	EPRA net asset value (“NAV”) per ordinary share increased by 1.4% to €6.52 (31 December 2012: €6.43; 31 March 2013: €6.49) after distributing dividends of €0.10 per share.

•	The value of the Group’s 156 standing investments grew by 0.8% to over €2.2bn, with over €1.0bn located in Poland

•

Cash position of €529.9m with borrowings of €879.5m as at 30 June 2013 (FY 2012: €537.1m) with a gross and net LTV of 31.5% and 12.5% respectively, reflecting the successful €350 million Eurobond issuance during the period

•	Third quarterly dividend payment of €0.05 per share due on 30 September 2013 to shareholders on the register at 21 September 2013 with an ex-date of 19 September 2013

Operational Highlights:

•

Announced the acquisition of the Galeria Dominikańska shopping centre in Wroclaw, Poland for €151.7 million, which is in line the Group’s aim of acquiring prime, income producing shopping centres in the major cities of Atrium’s core CEE markets

•	€350 million successfully raised through the placing of a 3.7 times over-subscribed unsecured seven year Eurobond

•

The Group’s 75,000 sqm Atrium Felicity development in Poland is now over 90% pre-let, with an average lease length of approximately six years, and on target to open in Q1 2014. Construction work has also now commenced on the 17,300 sqm Phase II extension to Atrium Copernicus in Torun, Poland, which is already 65% pre-let

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said: “We have delivered a positive set of first half results as evidenced by our robust operational performance and continued growth in rental income. We have also made good progress in the implementation of our strategy for growth, having raised €350 million through a very successful Eurobond issuance and the acquisition of a significant Grade A shopping centre in Wroclaw, Poland, for €151.7 million. In addition, we are now over 90% pre-let at our major development, Atrium Felicity, in Lublin and have recently started construction of a large extension to our Atrium Copernicus shopping centre in Torun, both of which will come online next year. The economic situation appears to be improving gradually and I therefore look forward to the remainder of 2013 with a cautious degree of optimism.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q2 2013 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc	+44 (0)20 7831 3113

Richard Sunderland

Will Henderson

Nina Legge atrium@fticonsulting.com

Atrium is established as a closed-end investment company domiciled in Jersey. Atrium is registered with the Dutch Authority for the Financial Markets as a collective investment scheme which may offer participations in The Netherlands pursuant to article 2:66 of the Financial Supervision Act (Wet op het financieel toezicht). All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.